January 15, 2007

By Facsimile and Federal Express

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Re:	W&T Offshore, Inc.

Form 10-K for the Fiscal year Ended December 31, 2006

Filed March 9, 2007

File No. 001-32414

Comment letter dated December 5, 2007

Dear Mr. Schwall:

This letter sets forth responses of W&T Offshore, Inc. (the “Company”) to the further oral comments of Mr. James Murphy and Mr. Karl Hiller, Branch Chief, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) made to the Company in response to the Company’s response letter to you dated December 19, 2007 (the “Previous Response Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2006 (the “2006 Form 10-K”).

The further comments of Messrs. Murphy and Hiller continue to be directed at the scope of property disclosures in the 2006

Form 10-K as well as details of disclosures responsive to paragraph 11 of SFAS 69 under the Supplemental Oil and Gas Disclosures contained in the 2006 Form 10-K.

Property Disclosures

We propose to enhance the disclosure of our properties in our Form 10-K filings as described herein. We propose to include in our Form 10-K a description of our top ten individual properties in our Form 10-K based on PV-10 value, which for 2006 would include individual descriptions in the form of the descriptions set forth in Appendix A to this letter. In addition, for those properties that we determine are of major significance, we propose to include individual proved reserves. Although the determination of major significance is based on our consideration of numerous factors, we believe the

Phone (713) 624-7393	9 Greenway Plaza, Suite 300 Houston, TX 77046 Fax (713) 624-7324	Email jgibbons@wtoffshore.com

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most significant factor is the PV-10 value of proved reserves. In our analysis, we have compared our properties on the basis of the PV-10 value of proved reserves of a property to the total PV-10 value of proved reserves of all our properties. We have determined a property to be of major significance if the PV-10 value of proved reserves of such property exceeds 5% of the total PV-10 value of proved reserves of all properties. The properties of major significance with respect to the 2006 Form 10-K are Ship Shoal 349, East Cameron 321 and West Delta 30 fields.

Although we have determined that none of the remaining seven properties are of major significance, we have nonetheless included descriptions of such properties in Appendix A to this letter. We believe that the inclusion of such properties may enhance an investor’s understanding of the diversity and scope of our operations in the Gulf of Mexico.

We respectfully submit that providing the proposed individual property descriptions for those properties of major significance together with the proved reserve information complies with Instruction 3 of Item 102 of Regulation S-K. In future Form 10-K filings, the Company will review its individual properties each year to determine those individual properties that are of major significance. While the Company may include information in its Form 10-K concerning more than those properties that are of major significance, we do not believe the inclusion of more detailed information on other properties which are not of major significance requires individual reserve disclosures under Item 102 of Regulation S-K with respect to those properties.

Supplemental Oil and Gas Disclosures

In our Previous Response Letter, the Company acknowledged the Staff’s comment that the information required by paragraph 11 of SFAS 69 should accompany the tabular presentation which is included in the unaudited supplemental oil and gas information note to the audited financial statements. We proposed to include such explanations as footnotes to the specific items referenced in tabular reconciliation of year end proved reserve data for the material changes reflected in the table.

Based upon our conversation with Messrs. Murphy and Hiller, we have further revised the proposed format and content of our proposed revised additional information which we have included in Appendix B to this letter. We included explanations only for such changes to reserves, as we believed significant. We also have only included in Appendix B information for significant changes between year-end 2004 to 2005 and 2005 to 2006 in light of our request to commence including such information in the Form 10-K for the year ended December 31, 2007, as requested below (similar information on significant reserve changes to year-end 2007 will also be included). Please note that the proposed changes are marked from the 2006 Form 10-K to ease your review process. We will in future Form 10-K filings include explanations of any significant changes.

In light of the time of year and the Company’s imminent commencement of preparation of its Annual Report on Form 10-K for the Year Ended December 31, 2007, the Company respectfully renews its request that the Staff permit the Company to include the foregoing proposed changes, updated appropriately, in its upcoming and future Form 10-K filings. The Company does not believe that any of these suggested changes to its most recently filed Form 10-K are sufficiently material to warrant filing amendments to its previous filings, including amendments affecting the Company’s financial statements for the year ended December 31, 2006.

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In connection with these responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss, please do not hesitate to contact me at 713-624-7393, or our legal counsel, James M. Prince of Vinson & Elkins L.L.P., at 713-758-3710.

Sincerely,

/s/ John D. Gibbons

John D. Gibbons

Senior Vice President, Chief Financial Officer and

Chief Accounting Officer

cc:	Mr. James M. Prince, Vinson & Elkins LLP

Mr. Michael T. Larkin, Adams and Reese LLP

Ms. Marcela E. Donadio, Ernst & Young LLP

Mr. Tracy W. Krohn

Mr. W. Reid Lea

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APPENDIX A

PROPOSED REVISED INDIVIDUAL PROPERTY DESCRIPTIONS

FOR FORM 10-K

On December 31, 2006 we had three fields of major significance (having a PV-10 value that individually exceeds five percent of our total PV-10 value). These fields were Ship Shoal 349, East Cameron 321 and West Delta 30. Listed below are descriptions of those properties, all of which are located on the conventional shelf.

Ship Shoal 349 Field. Our Ship Shoal 349 field is located off the coast of Louisiana, approximately 235 miles southeast of New Orleans, in 375 feet of water. The field area covers Ship Shoal Blocks 349 and 359, with a single production platform on Ship Shoal Block 349. Phillips discovered the field in 1993. We initially acquired a 25% working interest in the field from BP in 1999. In 2003, we acquired an additional 34% working interest through a transaction with ConocoPhillips that increased our working interest to approximately 59% and we took over as operator in December 2004. Cumulative lease production through 2006 is approximately 153 Bcfe gross. It is a sub-salt development with five productive horizons at depths as deep as 17,000 feet. As of December 31, 2006, 21 wells have been drilled, of which 12 wells have been successful. During December 2006, production from this field, net to our interest, averaged 1.6 MMcf of natural gas per day and 896 Bbls of oil per day, or 7.0 MMcfe per day. Ship Shoal 349 is our largest field in terms of reserves and accounted for approximately 10% of our total PV-10 value of proved reserves at December 31, 2006. Total proved reserves associated with our interest in this property were 82.4 Bcfe at December 31, 2006.

East Cameron 321 Field. Our East Cameron 321 Field is located approximately 97 miles off the Louisiana coastline in 225 feet of water. Two production facilities, the “A” and ‘B” platforms, are located on the block. This field has multiple Trim A, Trim B, and Ang B sands that are productive in faulted, structural traps. Cumulative lease production through 2006 is approximately 515 Bcfe gross. The Company owns a 100% working interest in the field. An eleven well workover and drilling program was commenced in September 2005. The operations on ten wells were successful, resulting in 14 new completions (including four dual completions) in existing field sands. During December 2006, production from this field, net to our interest, averaged 0.7 MMcf of natural gas per day and 1,662 Bbls of oil per day, or 10.7 MMcfe per day. As of December 31, 2006, East Cameron 321 accounted for approximately 5% of our total PV-10 value and total proved reserves associated with our interest in this property were 25.7 Bcfe.

West Delta 30 Field. Our West Delta 30 Field is located approximately six miles off the coast of Louisiana in 40 feet of water. Our interests in this field are in West Delta Block 29, which straddles the eastern side of a major piercement salt dome with large accumulations of oil and natural gas sands found in traps along the salt flanks. In 1997, we obtained a farmout agreement with ChevronTexaco to further explore and develop potential reserves. Following a thorough 3-D seismic analysis, we have drilled a total of 17 exploration and development wells, all but one of which have been successful. Our working interest in these wells is 100% in all but one well where our working interest is 37.5%. Cumulative lease production through 2006 is approximately 693 Bcfe gross. During December 2006, production from this field net to our interest averaged 0.7 MMcf of natural gas per day and 1,370 Bbls of oil per day, or 8.9 MMcfe per day. As of December 31, 2006, West Delta 30 accounted for approximately 5% of our total PV-10 value and total proved reserves associated with our interest in this property were 23.0 Bcfe.

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The following is a description of the remaining of our top ten properties, all of which are located on the conventional shelf, with the exception of Mississippi Canyon 718 which is located in the deepwater. We do not believe that any of these other properties are of major significance (each has a PV-10 value that is less than 5% of our total PV-10 value).

Brazos A133 Field. Our Brazos A133 Field is located 85 miles east of Corpus Christi, Texas in 200 feet of water. There are five active platforms in the field, three of which are production platforms. Cumulative lease production through 2006 is approximately 788 Bcfe gross. The bulk of the production is from the Big Hum CM-7 Sand, the top of which is at a subsea depth of 12,000 feet. The field has also produced from the Middle Miocene Tex W section. Since discovery of this field in 1978 by Cities Service, 22 wells have been drilled with 17 being completed as producers. Thirteen wells are still producing. During December 2006, production from this field, net to our interest, averaged 11.9 MMcf of natural gas per day and 183 Bbls of oil per day, or 13.0 MMcfe per day. The Company has a 25% working interest in the field.

High Island 177 Field. Our High Island 177 Field is located off the coast of Texas approximately 20 miles southwest of Galveston in 50 feet of water. The field is contained in a 5,760-acre Outer Continental Shelf (“OCS”) lease block with a single production platform. The field was discovered by Atlantic Richfield in 1988. A total of 11 wells have been drilled to explore and develop high quality reservoir sands between 10,200 feet and 11,400 feet. Cumulative lease production through 2006 is approximately 182 Bcfe gross. We acquired a 100% working interest from Vastar in 1999. During December 2006, production from this field, net to our interest, averaged 9.3 MMcf of natural gas per day and 185 Bbls of oil per day, or 10.4 MMcfe per day.

Main Pass 108 Field. This field covers approximately 33,000 acres over seven separate OCS lease blocks which are located off the coast of Louisiana approximately 50 miles east of Venice in 50 feet of water. Main Pass Block 108 includes five producing platforms. The Company’s current working interest in this field varies from 33% to 100%. Cumulative lease production through 2006 is approximately 292 Bcfe gross. During December 2006, production from this field, net to our interest, averaged 9.2 MMcf of natural gas per day and 280 Bbls of oil per day, or 10.9 MMcfe per day.

Mississippi Canyon 718 Field. Our Mississippi Canyon 718 Field is located approximately 45 miles south of the Mississippi River Delta in about 2,700 feet of water. The field unit comprises two OCS Blocks: Mississippi Canyon Blocks 674 and 718. The field is produced from a smart subsea completion and is tied back via a 31-mile pipeline to South Pass 89 “B” platform. Cumulative lease production is approximately 73 Bcfe gross. We acquired our 49% working interest in the field in a transaction with Burlington Resources in 2002. During December 2006, production from this field, net to our interest, averaged 16.6 MMcf of natural gas per day and 427 Bbls of oil per day, or 19.2 MMcfe per day.

Mobile 823 Field. Our Mobile 823 Field is our only property located off the coast of Alabama. It is a natural gas field comprised of two OCS blocks, Mobile Blocks 822 and 823. Production commenced in 1991 and through 2006 has cumulatively produced approximately 737 Bcfe gross. The Company’s working interest in this field ranges from 12.5% to 100%. Production is primarily from the Jurassic Norphlet sand at about 21,500 feet, with minor production from Miocene sands at 3,000 to 7,000 feet. The field has one processing platform and three independent structures located in approximately 50 to 65 feet of water. The field is a combination structural and stratigraphic geologic trap. During December 2006, production from this field, net to our interest, averaged 5.8 MMcf of natural gas per day and 83 Bbls of oil per day, or 6.3 MMcfe per day.

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South Timbalier 41 Field. Our South Timbalier 41 Field is located off the coast of Louisiana and is due south of the Bay Marchand field in approximately 60 feet of water. The field was discovered in 2003, and production commenced the following year. We acquired our 40% working interest from Kerr McGee in 2006. A total of nine wells have been drilled of which eight are currently producing. Cumulative lease production through 2006 is approximately 61 Bcfe gross. Drilling has identified a series of eleven stacked Miocene pay sands trapped high side of a large growth fault at depths ranging from 15,000 to 17,500 feet. During December 2006, production from this field, net to our interest, averaged 28.4 MMcf of natural gas per day and 856 Bbls of oil per day, or 33.5 MMcfe per day.

South Timbalier 228 Field. South Timbalier 228 Field is located 50 miles off the coast of Louisiana in about 220 feet of water. The field was discovered in November 1994 by LL&E. We became operator in November 2002 and have drilled five more wells since that time. The Company has a 100% working interest. Cumulative production from this field through 2006 is approximately 23 Bcfe gross. All the producing sands are within the basal Nebraskan section. During December 2006, production from this field, net to our interest, averaged 0.6 MMcf of natural gas per day and 777 Bbls of oil per day, or 5.3 MMcfe per day.

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APPENDIX B

PROPOSED ADDITIONAL INFORMATION TO PROVED RESERVE YEAR-END SFAS

69 RECONCIALIATION TABLE

Oil and Gas Reserve Information

Our net proved oil and gas reserves at December 31, 2006, 2005 and 2004 have been estimated by our independent petroleum consultant in accordance with guidelines established by the SEC. Accordingly, the following reserve estimates are based upon existing economic and operating conditions at the respective dates, and exclude royalties and interests owned by others.

There are numerous uncertainties in estimating quantities of proved reserves and in providing the future rates of production and timing of development expenditures. The following reserve data represent estimates only and are inherently imprecise and may be subject to substantial revisions as additional information such as reservoir performance, additional drilling, technological advancements and other factors become available.

The following sets forth our estimated quantities of net proved and proved developed oil (including condensate) and natural gas reserves, all of which are located onshore in the continental United States and offshore in the Gulf of Mexico.

	Oil (MBbls)	Natural Gas (MMcf)	Total Oil and Natural Gas (MMcfe) (1)
Proved reserves as of January 1, 2004	35,602	231,061	444,675
Revisions of previous estimates	2,351	6,770	20,875
Extensions~~,~~ and discoveries ~~and other additions~~	4,582	37,732	65,224
Purchase of minerals in place	2,294	5,464	19,228
Sales of reserves	(1)	(106)	(112)
Production	(4,847)	(53,348)	(82,432)

Proved reserves as of December 31, 2004	39,981	227,573	467,458
Revisions of previous estimates	2,456	5,546	20,287
Extensions~~,~~ and discoveries ~~and other additions~~ (2)	5,920	25,120	60,640
Purchase of minerals in place	1,665	4,229	14,219
Production	(4,085)	(46,548)	(71,060)

Proved reserves as of December 31, 2005	45,937	215,920	491,544
Revisions of previous estimates	(1,242)	(5,692)	(13,149)
Extensions~~,~~ and discoveries ~~and other additions~~ (3)	7,255	65,759	109,289
Purchase of minerals in place (4)	10,165	185,697	246,686
Production	(6,456)	(60,447)	(99,181)

Proved reserves as of December 31, 2006	55,659	401,237	735,189

Year-end proved developed reserves:
2006	31,325	290,913	478,863
2005	24,773	169,995	318,633
2004	20,311	168,260	290,126

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(1)	One million cubic feet equivalent (MMcfe) is determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids (totals may not add due to rounding).
(2)	Approximately 96% of the oil and natural gas equivalent volumes of such extensions and discoveries represent discoveries resulting from our participation in the drilling of 17 successful exploratory wells drilled in 2005. Of such discoveries, 55% of such equivalent volumes were attributable to two new exploratory deepwater (water depths in excess of 500 feet) wells and the remainder of such volumes are attributable to 15 new exploratory wells on the conventional shelf (water depths less than 500 feet). No discoveries were made in 2005 on the deep shelf (total well depth in excess of 15,000 feet).
(3)	Substantially all of these volumes are attributable to extensions and discoveries resulting from our participation in the drilling of 19 successful exploratory wells in 2006. Approximately 34% of the oil and natural gas equivalent volumes of such extensions and discoveries were attributable to nine new exploratory wells on the conventional shelf, 14% of such volumes were attributable to seven new exploratory wells on the deep shelf and 52% of such volumes were attributable to three exploratory deepwater wells. A detail of all wells drilled in 2006 and their location within the Gulf of Mexico is in the Company’s Annual Report on Form 10-K for year ended December 31, 2006, Item 2. Drilling Activity.
(4)	Primarily relates to volumes attributed to properties acquired upon acquisition of a wholly-owned subsidiary of Kerr McGee in August 2006. For additional details about this transaction, refer to Note 4.